SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Longs Drug Stores Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   543162101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Brien M. O'Brien, Chairman and CEO
                            Advisory Research, Inc.
                         180 North Stetson, Suite 5500
                            Chicago, Illinois 60601
                                (312) 565-1414
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               October 1, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




------------------------------                             ---------------------
CUSIP NO.      543162101              SCHEDULE 13D         PAGE 2 OF 13 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,310,093
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,310,093
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,310,093
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2% (1)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

(1) Based on 36,007,597 outstanding shares of the common stock of the Company, as reported in the Company's Schedule 14D9, filed with the Securities and Exchange Commission on August 18, 2008.


------------------------------                             ---------------------
CUSIP NO.      543162101             SCHEDULE 13D         PAGE 3 OF 13 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH SMALL CAP EQUITY FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    78,338
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                78,338
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            78,338
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2% (2)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

(2) See footnote (1) above.

------------------------------                             ---------------------

CUSIP NO.      543162101              SCHEDULE 13D         PAGE 4 OF 13 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH SMALL MID CAP VALUE EQUITY FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    59,300
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                59,300
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            59,300
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2% (3)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

(3)  See footnote (1) above.

------------------------------                             ---------------------

CUSIP NO.      543162101              SCHEDULE 13D         PAGE 5 OF 13 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH SMALL CAP EQUITY FUND II, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    62,690
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                62,690
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            62,690
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2% (4)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

(4)  See footnote (1) above.

------------------------------                             ---------------------

CUSIP NO.      543162101              SCHEDULE 13D         PAGE 6 OF 13 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH SMALL MID CAP VALUE EQUITY FUND II, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    130,030
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                130,030
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            130,030
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.4% (5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

(5)  See footnote (1) above.

------------------------------                             ---------------------

CUSIP NO.      543162101              SCHEDULE 13D         PAGE 7 OF 13 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH ALL CAP FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    8,650
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                8,650
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            8,650
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.02% (6)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

(6)  See footnote (1) above.

------------------------------                             ---------------------

CUSIP NO.      543162101              SCHEDULE 13D         PAGE 8 OF 13 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH GLOBAL ALL CAP FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    662
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                662
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            662
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 0.01% (7)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

(7)  See footnote (1) above.

------------------------------                             ---------------------
CUSIP NO.      543162101              SCHEDULE 13D         PAGE 9 OF 13 PAGES
------------------------------                             ---------------------

ITEM 1. 	  SECURITY AND ISSUER

	The Schedule 13D filed on August 20, 2008 and amended on September 12, 2008 by Advisory Research, Inc. ("ARI"), a Delaware corporation, Advisory Research Small Cap Equity Fund, L.P. ("Advisory Small Cap"), Advisory Research Small Mid Cap Value Equity Fund, L.P. ("Advisory Small Mid Cap"), Advisory Research Small Cap Equity Fund II, L.P. ("Advisory Small Cap II"), Advisory Research Small Mid Cap Value Equity Fund II, L.P. ("Advisory Small Mid Cap II"), Advisory Research All Cap Fund, L.P. ("Advisory All Cap"), and Advisory Research Global All Cap Fund, L.P. ("Advisory Global All Cap") and along with ARI, the "Reporting Persons", with respect to the common stock, par value $0.50 per share (the "Common Stock") of Longs Drug Stores Corp. (the "Company"), Maryland corporation, is hereby amended by this Amendment No. 2. Only those items hereby reported in this Amendment No. 2 are amended and all other items remain unchanged.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3. is hereby restated as follows:

	Funds for the purchase of the Common Stock reported herein were derived from available capital of the Advisory Small Cap, Advisory Small Mid Cap, Advisory Small Cap II, Advisory Small Mid Cap II, Advisory All Cap and Advisory Global All Cap funds as well as client funds of ARI.
A total of approximately $128.3 million was paid to acquire such Common
Stock.


ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 is hereby supplemented, as follows:

Reference is made to the Reporting Persons' Letter to Shareholders, dated October 1, 2008, a copy of which is attached hereto as Exhibit D and is incorporated herein by reference.


------------------------------                             ---------------------
CUSIP NO.      543162101              SCHEDULE 13D         PAGE 10 OF 13 PAGES
------------------------------                             ---------------------


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby restated as follows:

          (a) As of the close of business on September 30, 2008, ARI may be deemed the beneficial owner of an aggregate of 3,310,093 shares of Common Stock, constituting approximately 9.2% of the Common Stock outstanding. Advisory Small Cap may be deemed the beneficial owner of 78,338 shares of Common Stock, constituting approximately 0.2% of the Common Stock outstanding. Advisory Small Mid Cap may be deemed the beneficial owner of 59,300 shares of Common Stock, constituting approximately 0.2% of the Common Stock outstanding. Advisory Small Cap II may be deemed the beneficial owner of 62,690 shares of Common Stock, constituting approximately 0.2% of the Common Stock outstanding. Advisory Small Mid Cap II may be deemed the beneficial owner of 130,030 shares of Common Stock, constituting approximately 0.4% of the Common Stock outstanding. Advisory All Cap may be deemed the beneficial owner of 8,650 shares of Common Stock, constituting approximately 0.02% of the Common Stock outstanding.
Advisory Global All Cap may be deemed the beneficial owner of 911,969 shares of may be deemed the beneficial owner of 662 shares of Common
Stock, constituting approximately 0.00% of the Common Stock outstanding.

          The aggregate percentage of shares of Common Stock beneficially owned by the Reporting Persons is based upon 36,007,597 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of August 14, 2008 as reported in the Company's Schedule 14D9 filed with the Securities and Exchange Commission on August 18, 2008.


          (b) By virtue of investment management agreements with each of Advisory Small Cap, Advisory Small Mid Cap, Advisory Small Cap II, Advisory Small Mid Cap II, Advisory All Cap and Advisory Global All Cap, and other discretionary client funds, ARI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 3,310,093 shares of Common Stock held by ARI. Advisory Small Cap has the power to vote or direct the voting, and to dispose or direct the disposition of all of the 78,338 shares of Common Stock it holds. Advisory Small Mid Cap has the power to vote or direct the voting, and to dispose or direct the disposition of all of the 59,300 shares of Common Stock it holds.  Advisory Small Cap II has the power to vote or direct the voting, and to dispose or direct the disposition of all of the 62,690 shares of Common Stock it holds. Advisory Small Mid Cap II has the power to vote or direct the voting, and to dispose or direct the disposition of all of the 130,030 shares of Common Stock it holds. Advisory All Cap has the power to vote or direct the voting, and to dispose or direct the disposition of all of the 8,650 shares of Common
Stock it holds.   Advisory Global All Cap has the power to vote or direct
the voting, and to dispose or direct the disposition of all of the 662 shares of Common Stock it holds. Accordingly, ARI is deemed to have shared voting and shared dispositive power with respect to an aggregate of 3,310,093 shares of Common Stock.

        (c)  Information concerning transactions in the shares of Common Stock
effected by the	Reporting Persons in since the most recent filing on Schedule
13D on September 12, 2008 is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except for ARI acting as investment advisor for its clients who own the shares of Common Stock described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit D - Letter to the Board of Directors of Longs Drug Stores, dated October 1, 2008.



---------------------------                                 -------------------
CUSIP NO.      543162101             SCHEDULE 13D           PAGE 11 OF 13 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2008


                                 ADVISORY RESEARCH, INC.

                                 By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH SMALL CAP EQUITY FUND, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH SMALL MID CAP VALUE EQUITY
				FUND, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH SMALL CAP EQUITY FUND II, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH SMALL MID CAP VALUE EQUITY
				FUND II, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH ALL CAP FUND, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH GLOBAL ALL CAP FUND, L.P.
				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


---------------------------                                 -------------------

CUSIP NO.      543162101             SCHEDULE 13D           PAGE 12 OF 13 PAGES
---------------------------                                 -------------------

                                      EXHIBIT D

ADVISORY RESEARCH, INC.
180 North Stetson
Suite 5500
Chicago, IL  60601


October 1, 2008

Mr. Warren F. Bryant				Dr. Mary S. Metz, Ph.D
Chairman and CEO				Chairperson, Governance and
Longs Drug Stores Corp.				Nominating Committee
141 N. Civic Dr.				Longs Drug Stores Corp.
Walnut Creek, CA 94596				141 N. Civic Dr.
      						Walnut Creek, CA 94596

Dear Dr. Metz and Warren:

We have read with keen interest your announcement that the Federal Trade Commission has served on Longs a 25 page request for documents and information in connection with Walgreens' offer to purchase for $75 per share all of the outstanding shares of Longs. It is now time for the Longs' Board to step up to the plate and respond to the FTC's request thoroughly and expeditiously.

We have been extremely disappointed with the Board's failure, first, to disclose critical information about Longs' real estate and lease holdings, second, to engage in a fair and open auction process to sell the Company and, third, to respond positively to Walgreens' $75 per share offer.

Your dismissive responses to the Walgreen's offer of considerably more money than the CVS deal, stripped of its argumentative rhetoric, boils down to only two issues, namely, can a Walgreens/Longs merger be accomplished under the antitrust laws and, if so, how long will it take? The investigatory request to Longs demonstrates that the FTC is engaged and that the Commission is prepared to make a determination as to whether Walgreens can acquire Longs and on what terms. This eliminates your first expressed concern and also eliminates your posturing and reliance on legal advice which is no longer persuasive in light of the FTC's review of the matter and the potential, if not likelihood, that an agreement can be reached between the FTC and Walgreens that will permit the acquisition to proceed.

As to your second concern about timing, here is where the Longs Board is obligated to exercise its fiduciary duty to promptly and completely satisfy the FTC's request. To do otherwise might impair Walgreens' ability to reach an agreement with the FTC and proceed with its superior offer. This would deprive Longs shareholders of the ability to take advantage of the clearly higher offer of $75 per share from Walgreens in contrast to the CVS lower offer of $71.50 per share. CVS has also publicly stated that it will stand firm at this lower per share price.

As Longs' largest shareholder with holdings for our clients of approximately 9.2% of Longs' outstanding shares, we expect the Board to satisfy its fiduciary duties to its shareowners by adopting a level playing field posture and by fully cooperating with the FTC.

Very truly yours,


David B. Heller
President


DBH/tlc60678288


---------------------------                                 -------------------
CUSIP NO.      543162101             SCHEDULE 13D           PAGE 13 OF 13 PAGES
---------------------------                                 -------------------

                                      SCHEDULE A

Transactions in the shares by the Reporting Persons since September 12, 2008. All of such transactions were effected in the open market. ARI effected its transactions in its capacity as an investment manager on behalf of certain managed accounts.

ADVISORY RESEARCH, INC.


       Trade Date       Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
    	9/19/2008	(1200)				$75.00
	9/26/2008	(1724)				$76.03
	9/26/2008	(300)				$76.00
	9/29/2008	(1500)				$75.48

ADVISORY RESEARCH SMALL CAP

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
	NONE

ADVISORY RESEARCH SMALL MID CAP

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
	NONE

ADVISORY RESEARCH SMALL CAP II

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
	NONE

ADVISORY RESEARCH SMALL MID CAP II

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
	NONE

ADVISORY RESEARCH ALL CAP

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
	NONE

ADVISORY RESEARCH GLOBAL ALL CAP

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
	NONE